SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  _____________

                                   SCHEDULE 13G
                                  (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1){1}


                        The United Illuminating Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    910637
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                                (CUSIP Number)

                               December 31, 1998
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            (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / / Rule 13d-1(b)

            /X/ Rule 13d-1(c)

            / / Rule 13d-1(d)

**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 910637                      13G                      Page 2 of 6 Pages


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Rhoda L. Chase

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.


                             5    SOLE VOTING POWER
          NUMBER OF               420,000 shares, of which 88,000 are
           SHARES                 temporarily on loan to David T. Chase
        BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          7    SOLE DISPOSITIVE POWER
           PERSON                 88,000 shares, which are temporarily on loan
            WITH                  to David T. Chase
                             8    SHARED DISPOSITIVE POWER
                                  332,000 shares


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      420,000 shares, of which 88,000 are temporarily on loan to David T. Chase

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              /X/

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      2.9%

 12   TYPE OF REPORTING PERSON*
      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            The United Illuminating Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            157 Church Street
            New Haven, CT 06506

Item 2(a).  Name of Person Filing:

            Rhoda L. Chase

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            96 High Ridge Road
            West Hartford, Connecticut 06117

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            common stock, no par value ("Common Stock")

Item 2(e).  CUSIP Number:

            910637

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

Item 4.     Ownership.*

        (a) Amount Beneficially Owned: 420,000 shares, 88,000 of which are temporarily on loan to David T. Chase

        (b) Percent of Class: 2.9%

        (c) Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote: 420,000 shares, 88,000 of which are temporarily on loan to David T. Chase.

        (ii) Shared power to vote or to direct the vote: 0 shares

        (iii)Sole power to dispose or to direct the disposition of: 88,000 shares, which are temporarily on loan to David T. Chase

        (iv) Shared power to dispose or to direct the disposition of: 332,000 shares

      * The reporting person beneficially owns 420,000 shares of Common Stock (representing approximately 2.9% of the shares of Common Stock outstanding), except to the extent that she is deemed to have temporarily transferred beneficial ownership of 88,000 of such shares (the "Loaned Shares") to her husband, David T. Chase, by loaning such shares to him. David T. Chase has the sole power to vote, direct the vote of, dispose of and direct the disposition of the Loaned Shares while they are on loan to him.

          This schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 230,300 shares of Common Stock, or 1.6% of the shares of Common Stock outstanding, owned by Arnold L. Chase, the reporting person's son, (ii) 79,200 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding, owned by Cheryl A. Chase, the reporting person's daughter, (iii) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock outstanding, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, or (iv) 200,000 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, owned by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family, as described below. David T. Chase may be deemed to be a beneficial owner of 225,000 of the shares of Common Stock referred to in clause (i) of the immediately preceding sentence, 79,000 of the shares of Common Stock referred to in clause (ii) of the immediately preceding sentence and all of the shares of Common Stock referred to in clause (iii) of the immediately preceding sentence.

          DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold
          L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), the reporting person (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold
          L. Chase, his spouse and/or his children, of which Stanley N.
          Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

          This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, 332,000 of the shares of the Common Stock beneficially owned by the reporting person. As long as he continues to borrow the Loaned Shares from the reporting person, David T. Chase will have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Loaned Shares. David
          T. Chase has agreed to pay to the reporting person all dividends and distributions made with respect to the Loaned Shares while they are on loan to him. No other person, other than the reporting person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: FEB. 01, 1999                         /s/ Rhoda L. Chase
                                             ---------------------
                                             Rhoda L. Chase